SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 26, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                     Form 20-F  X         Form 40-F
                              -------              -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                        Yes                  No      X
                              -------              -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
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                               [GRAPHIC OMITTED]
                               [GRAPHIC OMITTED]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

                                 ANNOUNCEMENT

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The Company hereby announces that Typhoon Chan Chu did not cause any oil spills or casualty, as a result of the Company's continuous focus on health, safety and environment.
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CNOOC Limited (the "Company") hereby announces that Typhoon Chan Chu did not cause any oil spills or casualty, as a result of the Company's continuous focus on health, safety and environment.

The first typhoon this year, Typhoon Chan Chu, suddenly turned in right angle after arriving in Eastern South China Sea. The centre of the typhoon attacked Liuhua Oil Field directly and the wind force of its centre exceeded the designed typhoon-combating capacity to stand the severest typhoon attack in a century. The Company closely monitored Typhoon Chan Chu when it arrived and completed the prevention and evacuation measures in a timely and organised manner. The Company mobilised 144 flights to evacuate over 3,840 offshore personnel from twenty-five platforms and FPSO across 17 oil fields in the Eastern South China Sea, including the staff of our contractors on offshore vessels, to ensure a safe and steady evacuation and resumption of production. Before evacuation, the Company adopted typhoon prevention measures including well closure in relation to the relevant production facilities.

As a result of sufficient prevention and evacuation measures, Typhoon Chan Chu did not cause any oil spills or casualty.

After the landing of Typhoon Chan Chu, the Company completed comprehensive examination of all of its oil fields in the area. None of the production facilities, except the Liuhua Oil Field, experienced any damages and have resumed production. During the Company's examination, it was discovered that part of the production facilities in the Liuhua Oil Field was damaged. The Company has moblilized various service companies, including underwater services and examination contractors to conduct an underwater examination so as to determine the damage caused. Based on the results of examination conducted so far, seven anchors and three risers are shown to have split and broken.

The Company is arranging to tug the FPSO to safe areas. Meanwhile, the Company is also arranging for a team including designers, manufactures, installation contractors to prepare a plan for the resumption of the production facility. Before Typhoon Chan Chu arrived, the daily production of the Liuhua Oil Field was 22,000 barrels of oil per day.

As at the date of this announcement, the Board comprises the following:

Executive Directors                  Independent non-executive Directors
Fu Chengyu (Chairman)                Edgar W. K. Cheng
Luo Han                              Sung Hong Chiu
Zhou Shouwei                         Evert Henkes
Cao Xinghe                           Lawrence J. Lau
Wu Zhenfang                          Tse Hau Yin, Aloysius
Wu Guangqi
Yang Hua

                                                         By Order of the Board

                                                                 CNOOC Limited
                                                             Victor Zhikai Gao
                                                             Company Secretary
 Hong Kong, 25 May 2006

Company Press Release
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             No Casualties or Oil Spillage Due to Typhoon Chan Chu

(Hong Kong, May 25, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that Typhoon Chan Chu did not cause any casualties or oil spillage due to the Company's continuous focus on health safety and environment ("HSE").

Typhoon Chan Chu, the first one this year, made an unexpected 90 degree turn after arriving in Eastern South China Sea. The center of Typhoon Chan Chu struck directly at Liuhua oil field. The packing winds exceeded the maximum resisting capacity on typhoon within a century. The Company had been monitoring Typhoon Chan Chu and completed the evacuation before its arrival. The Company mobilized 144 flights to evacuate over 3,840 offshore personnel from 25 platforms and the floating processing storage and offloading units ("FPSO") of 17 oil fields in the Eastern South China Sea, including the staff of our contractors. The Company shut down wells and production facilities before the evacuation.

Thanks to the sufficient preparations, Typhoon Chan Chu did not cause any casualties and oil spills.

After the landing of Typhoon Chan Chu, the Company thoroughly examined all the oil fields in the area. None of the production facilities except those of Liuhua oil field, were damaged and all have resumed production. Damages to some of the production facilities in Liuhua oil field are discovered upon examination. The Company has mobilized various service companies, including subsea services and examination contractors to conduct the subsea examination so as to determine damages. According to the examination, seven anchors and three risers are split and broken.

The Company is arranging to tug the FPSO to safe areas. Meanwhile, We are also organizing the designers, manufacturers and installation contractors etc. to prepare a plan for resuming the production in the Liuhua oil field. The production capacity of Liuhua oil field was approximately 22,000 barrels of oil per day.

Mr. Zhou Shouwei, President of the Company commented: "During the strike of Typhoon Chan Chu, we organized very large-scale evacuation and production resumes in an efficient manner, leading to no casualties and no spillage. It indicated the CNOOC Ltd's approach in taking HSE as a top priority. We are still evaluating the situation and also working closely with the designers, manufacturers, installation contractors as well as other related parties to resume the production of Liuhua oil field as soon as possible."
- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
                                                   -----------------------

*** *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

*** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:Sharon.Fung@knprhk.com
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


                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Victor Zhikai Gao
                                               ---------------------
                                               Name: Victor Zhikai Gao
                                               Title:  Company Secretary



Dated: May 26, 2006